ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

January 26, 2021	Christopher D. Labosky T +1 617 235 4732 F +1 617 235 9475 christopher.labosky@ropesgray.com

VIA EDGAR
Securities and Exchange Commission 100 F Street, NE Washington, DC 20549 Attn: Ms. Karen Rossotto

Re: Registration Statement of JOHCM Funds Trust (File Nos. 811-23615 and 333-249784) on Form N-1A filed on October 30, 2020

Dear Ms. Rossotto:

I am writing on behalf of JOHCM Funds Trust (the “Trust”) to respond to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission,” or, the “SEC”) on the initial registration statement of the Trust on Form N-1A filed on October 30, 2020 (the “Registration Statement”). The Registration Statement was filed to register the Trust as an investment company under the Investment Company Act of 1940, as amended (the “1940 Act”) and to register for public offer and sale under the Securities Act of 1933, as amended (the “1933 Act”) the Institutional Shares, Advisor Shares, Investor Shares, and Class Z Shares of the first eight series of the Trust (each, a “Fund,” and collectively, the “Funds”): JOHCM Credit Income Fund, JOHCM Emerging Markets Opportunities Fund, JOHCM Emerging Markets Small Mid Cap Equity Fund, JOHM Global Income Builder Fund, JOHCM Global Select Fund, JOHCM International Opportunities Fund, JOHCM International Select Fund, and JOHCM International Small Cap Equity Fund.

On December 2, 2020, the Staff provided comments regarding the Registration Statement by letter delivered to Mary Lomasney, care of JOHCM (USA) Inc., the investment adviser to the Trust (the “Adviser”), and Ropes & Gray LLP, counsel to the Trust. For convenience of reference, each comment is included before the Trust’s corresponding response. These responses have been reflected, to the extent applicable, in pre-effective amendment No. 1 (the “Amendment No. 1”) to the Trust’s Registration Statement, which is being filed herewith. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement. Existing disclosures below that have been revised are reflected, as applicable, with the new text underlined in blue and the deleted text shown in red strikethrough.

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General

1.Comment: We note that portions of the Registration Statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

Response: The Trust acknowledges that portions of the Registration Statement are incomplete and expects to complete these sections through Amendment No. 1 and one or more other pre-effective amendments to be filed in the coming weeks.

2. Comment: Significant market events have occurred as a result of the COVID-19 pandemic since this Registration Statement was filed. Please consider whether the Funds’ disclosures, including risk disclosures, should be revised based on how these events may affect the Funds and their investments. If you believe that no additional disclosure is warranted, please explain supplementally why not.

Response: The Trust has added the following disclosure under the section titled Additional Information About Fund Investment Objectives, Strategies, and Risks—Investment Risks:

Natural Disaster/Epidemic Risk. Natural or environmental disasters, such as earthquakes, fires, floods, hurricanes, tsunamis and other severe weather-related phenomena generally, and widespread disease, including pandemics and epidemics, have been and may be highly disruptive to economies and markets, adversely impacting individual companies, sectors, industries, markets, currencies, interest and inflation rates, credit ratings, investor sentiment, and other factors affecting the value of a Fund’s investments. Given the increasing interdependence among global economies and markets, conditions in one country, market, or region are increasingly likely to adversely affect markets, issuers, and/or foreign exchange rates in other countries, for example, an epidemic or pandemic can result in travel restrictions, closed international borders, enhanced health screenings at ports of entry and elsewhere, disruption of and delays in healthcare service preparation and delivery, prolonged quarantines, cancellations, supply chain disruptions, and lower consumer demand, as well as general concern and uncertainty. All of these disruptive effects were present, for example, in the global pandemic linked to the outbreak of respiratory disease caused by a novel coronavirus designated as COVID-19 that was first reported in China in December 2019. The effects of any disease outbreak may be greater in countries with less developed disease prevention and control programs and may also exacerbate other pre-existing political, social, economic, market and financial risks. A pandemic and its effects may be short term or may last for an extended period of time, and in either case can result in significant market volatility, exchange trading suspensions and closures, declines in global financial markets, higher default rates, and a substantial economic downturn or recession. Infectious illness outbreaks can adversely affect the economies of many nations or the entire global economy, individual issuers and capital markets in ways that cannot necessarily be foreseen. Any such events could have a significant adverse impact on the value of a Fund’s investments.

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3. Comment: We understand that the Funds are being registered in order to serve as the surviving funds in a shell reorganization and that the Funds do not expect to make a public offering of their shares using this prospectus until the reorganization has been completed or discontinued. Regarding the Funds’ status, please address the following:

a.

At the bottom of the Cover Page, the disclosure notes that the Funds are being registered to serve as survivors in the shell reorganization. However, the disclosure states “With the exception of shares to be issued in connection with the reorganizations…, the Funds do not expect to make a public offering of their shares until the reorganizations have been completed or, in the event required approvals are not obtained, efforts to effect the reorganizations have been discontinued [emphasis added].” In accordance with this disclosure, may the Funds publicly offer their shares if the reorganizations do not occur (i.e., may the Funds ever act as standalone funds)? If so, please confirm that the Funds will be funded with at least $100,000 prior to any public offering and that the Funds will file seed financials prior to the Registration Statement becoming effective. If not, please reconcile this inconsistency.

b.

Currently the disclosure in the Registration Statement is consistent with what we would expect from a new fund and does not reflect predecessor performance. Please explain to us in correspondence your plans and timelines for the shareholder vote on the reorganization, the filing and effectiveness of your Form N-14, and the updating and effectiveness of your Form N-1A to reflect the consummation of the reorganization prior to the offering or sale of Fund shares to new investors.

Response: With respect to Comment 3(a), the Trust has revised this disclosure to clarify that no Fund will commence a public offering of its shares unless and until the funding of the Trust, through the completion of one or more reorganizations, with at least $100,000. As we have discussed with the Staff over the telephone, in light of this undertaking (as revised per this response and reflected in the revised undertaking included in Amendment No. 1 being filed herewith), the Trust will not be funded with any capital prior to the completion of reorganizations sufficient to satisfy the Trust’s minimum size requirements under section 14(a) of the 1940 Act, and therefore the Trust will not file seed financials prior to the Registration Statement becoming effective.

With respect to Comment 3(b), the Trust currently intends to file a combined proxy statement/prospectus on Form N-14 that incorporates the revisions discussed to the disclosure elsewhere in this letter prior to the end of January 2021, and anticipates that the Form N-14 would become effective 30 days after filing pursuant to Rule 488 under the 1933 Act. The Trust currently expects that the shareholder meeting of the applicable series of Advisers Investment Trust (the trust housing the target series in the proposed reorganization) will occur in May 2021, and that, if approved, the reorganizations will close no later than June 30, 2021. Immediately after closing of

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the reorganizations, the Trust intends to prepare and file “definitive” versions of each Fund’s prospectus and SAI under Rule 497, reflecting the consummation of the reorganizations. This revised prospectus will include the performance information for each predecessor fund merged into the Trust.

4. Comment: We note the definition of equity securities each Fund will use for rule 35d-1 purposes includes rights and warrants. Please explain in correspondence the types of rights and warrants the Funds will use and why it is appropriate to consider them equity securities in this context.

Response: The Trust anticipates that the Funds may invest in rights and warrants to subscribe to common stock or other equity securities. Because these securities will have economic characteristics similar to equity securities, the Trust believes it is appropriate to characterize them as equity securities for purposes of applying Rule 35d-1 under the 1940 Act. The Trust has revised the sentence indicated below in the principal investment strategy disclosure wherever it appears for a Fund:

Equity securities include direct and indirect investments in common and preferred stocks, and include rights~~,~~ and warrants to subscribe to common stock or other equity securities.

The Trust additionally has revised the disclosure under Additional Information About Fund Investment Objectives, Strategies, and Risks—Investment Risks—Equity Securities Risk as follows:

Equity Securities Risk. Equity securities represent an ownership interest, or the right to acquire an ownership interest, in an issuer. Equity securities include both direct and indirect investments in such ownership interests, such as public and privately issued equity securities and common and preferred stocks, warrants~~,~~ and rights to subscribe to common stock or other equity securities, ~~and~~convertible securities, ~~as well as~~and derivative instruments that ~~attempt~~are expected or intended to track the price movement of equity indices. Different types of equity securities (including different types of instruments that provide direct or indirect exposure to ownership interests in issuers) provide different voting and dividend rights and priority in the event of a bankruptcy and/or insolvency of the issuer. In general, investments in equity securities are subject to market risks that may cause their prices to fluctuate over time. The value of securities convertible into equity securities, such as warrants or convertible debt, is also affected by prevailing interest rates, the credit quality of the issuer and any call provision. Fluctuations in the value of equity securities in which a mutual fund invests will cause a Fund’s net asset value to fluctuate. Historically, the equity markets have moved in cycles, and the value of a Fund’s equity securities may fluctuate drastically from day-to-day. Individual companies may report poor results or be negatively affected by industry and/or economic trends

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and developments. The prices of securities issued by such companies may suffer a decline in response. An investment in a portfolio of equity securities may be more suitable for long-term investors who can bear the risk of these share price fluctuations.

Prospectus

5. Comment: For each Fund, please note the language Item 3 requires to precede the Fee Table was recently revised to include a reference to selling shares. Please review and update as appropriate.

Response: The Funds have revised the disclosure in question as follows:

This table describes the fees and expenses that you may pay if you buy, ~~and~~hold, and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

6. Comment: For each Fund, other than JOHCM Global Income Builder Fund and JOHCM Credit Income Fund, in footnote 2 to the fee table, the disclosure states “…the Adviser may recapture any of its prior waivers or reimbursements for a period not to exceed three years from the fiscal year in which the waiver or reimbursement was made [emphasis added].” Please replace “fiscal year in” with “the date on” or “the month in”. For all Funds, please confirm in correspondence that the waiver will be in effect for at least one year from the effective date of the Registration Statement.

Response: The Funds have revised the sentence in question as follows:

If it becomes unnecessary for the Adviser to waive fees or make reimbursements, the Adviser may recapture any of its prior waivers or reimbursements for a period not to exceed three years from the ~~fiscal year in~~date on which the waiver or reimbursement was made to the extent that such a recapture does not cause the Total Annual Fund Operating Expenses (excluding brokerage costs, interest, taxes, dividends, litigation and indemnification expenses, expenses associated with investments in underlying investment companies, and extraordinary expenses) to exceed the current expense limitation or the applicable expense limitation that was in effect at the time of the waiver or reimbursement.

The Trust confirms that the waivers for all of the Funds will be in effect for at least one year from the effective date of the Registration Statement.

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7. Comment: For each Fund that may invest in other investment companies, please confirm that if the expenses expected to be incurred by the Fund indirectly through these investments are greater than one basis point, the fee table will include a separate line item for Acquired Fund Fees and Expenses to reflect an estimate of these expenses.

Response: The Trust confirms that, for each Fund that may invest in other investment companies, if the expenses expected to be incurred by the Fund indirectly through these investments are greater than one basis point, the fee table will include a separate line item for Acquired Fund Fees and Expenses to reflect an estimate of these expenses. The Trust has revised the fee table for JOHCM Global Income Builder, in particular, to reflect anticipated acquired fund fees and expenses of two basis points.

8. Comment: In the Example following the fee table, as the Funds charge a redemption fee and a deferred sales charge, please include two expense examples: one if an investor redeems shares within the time frames shown in the Example, and one if the investor does not.

Response: The Trust confirms that none of the Funds will charge a redemption fee or a deferred sales charge. The Funds have updated their fee tables to reflect that no such charges are imposed.

JOHCM Emerging Markets Opportunities Fund

9. Comment: In the first paragraph on page 2, in Principal Investment Strategy, the disclosure in the second sentence states “Participatory notes… are instruments issued by registered foreign institutional investors, usually non-U.S. based foreign brokers and domestic institutional brokers… [emphasis added].” Please clarify what the terms “registered” and “domestic” mean as they are used here.

Response: The Fund has revised the disclosure in question as follows:

In addition, the Fund may invest in participatory notes. Participatory notes (commonly known as “P-notes”) are instruments that provide exposure to, primarily, equity securities of issuers listed on a foreign exchange and are typically used when a direct investment in the underlying security is either unpermitted, restricted or uneconomical due to country-specific regulations or other restrictions. P-notes are typically issued by ~~registered foreign~~institutional investors that are registered with the relevant regulator in the non-U.S. country where the exchange for the underlying securities sits. In the case of India, which currently represents most or all of the Funds’ private investments, institutional investors registered with the Securities and Exchange Board of India issue P-notes~~, usually non-U.S. based foreign brokers and domestic institutional brokers,~~ to overseas investors who wish to invest in the Indian stock market without themselves registering with the Securities and Exchange Board of India.

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10. Comment: Also in Principal Investment Strategy, in the last sentence of the second paragraph on page 2, the disclosure states “The Adviser seeks to invest in companies that… fit with the Adviser’s top-down country views within the emerging markets.” Please explain in the disclosure what the Adviser’s “top-down country views” are.

Response: The Fund has revised the disclosure in question as follows:

The Adviser seeks to invest in companies that possess attractive fundamentals (for example, a company’s revenues, earnings, or management) and fit with the Adviser’s top-down country views within the emerging markets. A top-down country view represents an assessment of the investment prospects in a country (in this case, a particular emerging market country) based on macroeconomic, geopolitical and other factors affecting the country as a whole.

11. Comment: In Principal Investment Risks, Foreign & Emerging Markets Risk, please include disclosure noting the particular risks of investing in emerging markets, such as the lack of publicly available information, less rigorous accounting and financial reporting standards, the limitations on the rights and remedies available to the Fund against portfolio companies, as well as any other emerging market risks that may impact the Fund and its investors. Please address this comment with respect to each of the Funds that invest in emerging markets as a principal strategy.

Response: The Trust has revised the summary Foreign & Emerging Markets Risk wherever it appears as follows:

Foreign & Emerging Markets Risk. Investing in foreign securities poses additional market risks since political and economic events unique in a country or region will affect those markets and their issuers and may not affect the U.S. economy or U.S. issuers. In addition, issuers of non-U.S. securities (particularly those tied economically to emerging countries) often are not subject to as much regulation as U.S. issuers, and the reporting, accounting, custody, and auditing standards to which those issuers are subject often are not as rigorous as U.S. standards. Investing in emerging market securities magnifies the risks inherent in foreign investments.

The Trust also has revised the disclosure that appears under Additional Information About Fund Investment Objectives, Strategies, and Risks—Investment Risks – Foreign & Emerging Markets Risk as follows:

Foreign & Emerging Markets Risk. Investing in foreign securities poses additional market risks since political and economic events unique in a country or region will affect those markets and their issuers and may not affect the U.S. economy or U.S.

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issuers. Securities markets outside the U.S., while growing in volume, have for the most part substantially less volume than U.S. markets, and many securities traded on these foreign markets are less liquid and their prices are more volatile than securities of comparable U.S. companies. In addition, settlement of trades in some non-U.S. markets is much slower and more subject to failure than in U.S. markets. Other risks associated with investing in foreign securities include, among other things, imposition of exchange control regulation by the U.S. or foreign governments, U.S. and foreign withholding or other taxes, limitations on the removal of funds or other assets, policies of governments with respect to possible nationalization of their industries, and economic or political instability in foreign nations. There may be less publicly available information about certain foreign companies than would be the case for comparable companies in the U.S. and certain foreign companies may not be subject to accounting, auditing, and financial reporting standards and requirements comparable to or as uniform as those of U.S. companies. The Public Company Accounting Oversight Board, which regulates auditors of U.S. public companies, is unable to inspect audit work papers in certain foreign countries. Investors in foreign countries often have limited rights and few practical remedies to pursue shareholder claims, including class actions or fraud claims, and the ability of the SEC, the U.S. Department of Justice and other authorities to bring and enforce actions against foreign issuers or foreign persons is limited.

Each of the Funds invests in equity securities of companies located in emerging market and frontier countries. Investing in emerging market securities magnifies the risks inherent in foreign investments. Some countries with emerging securities markets have experienced substantial, and in some periods extremely high, rates of inflation for many years. Inflation and rapid fluctuations in inflation rates have had and may continue to have negative effects on the economies and securities markets of certain countries. Moreover, the economies of some countries may differ favorably or unfavorably from the U.S. economy in such respects as rate of growth of gross domestic product, rate of inflation, capital reinvestment, resource self-sufficiency, number and depth of industries forming the economy’s base, condition and stability of financial institutions, governmental controls, and investment restrictions that are subject to political change and balance of payments position. Issuers of non-U.S. securities (particularly those tied economically to emerging countries) often are not subject to as much regulation as U.S. issuers, and the reporting, accounting, custody, and auditing standards to which those issuers are subject often are not as rigorous as U.S. standards. Further, the Fund may face greater difficulties or restrictions with respect to investments made in emerging markets countries than in the United States. Satisfactory custodial services may not be available in some emerging markets countries, which may result in the Fund incurring additional costs and delays in the transportation and custody of such securities. A sub-set of emerging markets, frontier markets, are less developed than other emerging markets and are the most speculative. They have the least number of

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investors and may not have a stock market on which to trade. Most frontier markets consist chiefly of stocks of financial, telecommunications, and consumer companies that count on monthly payments from customers. Investments in this sector are typically illiquid, nontransparent, and subject to very low levels of regulation and high transaction fees. Frontier market investments may be subject to substantial political and currency risk. The risk of investing in frontier markets can be increased due to government ownership or control of parts of private sector and of certain companies; trade barriers, exchange controls, managed adjustments in relative currency values, and other protectionist measures imposed or negotiated by frontier market countries or their trading partners; and the relatively new and unsettled securities laws in many frontier market countries. These risks can result in the potential for extreme price volatility.

12. Comment: In Principal Investment Risks, the penultimate risk on page 2 entitled Geographic Concentration Risk discusses risks that arise “[t]o the extent the Fund concentrates its assets in a particular country or region.” As the Fund is not concentrated, as that term is contemplated within the 1940 Act, to avoid confusion, please delete or replace the word “Concentration” in the risk heading and “concentrates” in this risk disclosure.

In addition, if the Fund will focus on a specific geographic region, please disclose the risks associated with investment in that region. Accordingly, please disclose the risks associated with investment in India, as it is referenced in Principal Investment Strategy.

Response: The Fund has revised the disclosure under Geographic Concentration Risk as follows:

To the extent the Fund ~~concentrates~~focuses its assets in a particular country or region, the Fund is more vulnerable to financial, economic, or other political developments in that country or region as compared to a fund that does not ~~concentrate~~focus on holdings in a particular country or region.

With respect to the second portion of the comment, the Fund will add the following disclosure to the Principal Investment Strategy section:

The Fund may invest a significant portion of its assets in investments located in one country or a small number of countries. These countries may change from time to time.

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In light of the predecessor Fund’s current portfolio holdings, the Fund has added the following disclosure to the Additional Information About Fund Investment Objectives, Strategies, and Risks—Investment Risks section:

China Risk. To the extent a Fund invests in securities of Chinese issuers, it may be subject to certain risks and considerations not typically associated with investing in securities of U.S. issuers, including, among others, more frequent trading suspensions and government interventions (including by nationalization of assets), currency exchange rate fluctuations or blockages, limits on the use of brokers and on foreign ownership, different financial reporting standards, higher dependence on exports and international trade, potential for increased trade tariffs, embargoes and other trade limitations, and custody risks. U.S. or foreign government sanctions or other governments interventions could preclude a Fund from making certain investments in China or result in a Fund selling investments in China at disadvantageous times or prices. Significant portions of the Chinese securities markets may become rapidly illiquid, as Chinese issuers have the ability to suspend the trading of their equity securities, and have shown a willingness to exercise that option in response to market volatility and other events.

India Risk. Government actions, bureaucratic obstacles and inconsistent economic reform within the Indian government have had a significant effect on the economy and could adversely affect market conditions, economic growth and the profitability of private enterprises. Global economic developments may inhibit the flow of foreign capital on which India is dependent to sustain its growth. Large portions of many Indian companies remain in the hands of individuals and corporate governance standards of Indian companies may be weaker and less transparent, which may increase the risk of loss and unequal treatment of investors. To the extent a Fund invests in investments in India, it may be subject to risks presented by investments in an emerging market country, including liquidity risk, which may result in extreme volatility in the prices of Indian securities. Religious, cultural and military disputes persist in India, and between India and Pakistan (as well as between sectarian groups within each country). In addition, the Indian economy could be adversely impacted by natural disasters and acts of terrorism. Both India and Pakistan have tested nuclear arms, and the threat of deployment of such weapons could hinder development of the Indian economy, and escalating tensions could impact the broader region.

South Korea Risk. To the extent a Fund invests in investments located in South Korea, the Fund will be susceptible to adverse market, political, regulatory and geographic events affecting South Korea. The South Korean economy is dependent on the economies of other Asian countries, especially China and Southeast Asia, and the United States as key trading partners. Furthermore, South Korea’s economy may be significantly affected by currency fluctuations and increasing competition from Asia’s other low-cost emerging economies. Also, tensions with North Korea could escalate and lead to further uncertainty in the political and economic climate of South Korea.

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13. Comment: In Principal Investment Risks, please disclose the risks associated with a GARP investment strategy, as well as the risks associated with investment in preferred securities and rights and warrants, as these investments are disclosed as principal investment strategies of the Fund. Please note, for each principal investment strategy, the corresponding risks of that strategy should be disclosed in this section.

Response: With respect to the Fund’s use of a GARP investment strategy, the Fund has added the following language to the disclosure under the Principal Investment Risks section:

Growth Stock Risk. The prices of growth stocks may be based largely on expectations of future earnings, and their prices can decline rapidly and significantly in reaction to negative news. Growth stocks may underperform stocks in other broad style categories (and the stock market as a whole) over a short or long period of time and may shift in and out of favor with investors generally, sometimes rapidly, depending on changes in market, economic, and other factors. GARP investing involves buying stocks that have a reasonable price/earnings ratio in relationship to the relevant company’s earnings growth rate. To the extent the Fund uses a GARP investing strategy, the Fund’s performance may be adversely affected when stocks preferred by a GARP investing strategy underperform or are not favored by investors in prevailing market and economic conditions.

Additionally, the Fund has added the following language under Additional Information About Fund Investment Objectives, Strategies, and Risks—Investment Risks:

Growth Stock Risk. The prices of growth stocks may be based largely on expectations of future earnings, and can decline rapidly and significantly in reaction to negative news about various factors, such as earnings, revenues, the economy, political developments, or other news. Growth stocks may underperform stocks in other broad style categories (and the stock market as a whole) over a short or long period of time. Growth stocks may shift in and out of favor with investors generally, sometimes rapidly, depending on changes in market, economic, and other factors. As a result, at times when it holds investments in growth stocks, the Fund may underperform other investment funds that favor different investment styles. Because growth companies typically reinvest their earnings, growth stocks typically do not pay dividends at levels associated with other types of stocks, if at all. GARP investing involves buying stocks that have a reasonable price/earnings ratio in relationship to the relevant company’s earnings growth rate. To the extent a Fund uses a GARP investing strategy, the Fund’s performance may be adversely affected when stocks preferred by a GARP investing strategy underperform or are not favored by investors in prevailing market and economic conditions.

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With respect to the Fund’s investments in rights and warrants, please refer to the Trust’s response to Comment 4 above regarding revisions to Equity Securities Risk. With respect to the Fund’s investments in preferred securities, the Fund respectfully submits that the disclosure under Additional Information About Fund Investment Objectives, Strategies, and Risks—Investment Risks—Preferred Stock Risk addresses the risks associated with investments in preferred securities.

JOHCM Global Select Fund

14. Comment: At the bottom of page 5, in the first paragraph of Principal Investment Strategy, the disclosure states “The Fund normally will invest in at least three countries (one of which may be the United States) with at least 40% of its assets invested in countries other than the U.S.” Please expressly describe in the disclosure how these investments are tied economically to a number of countries throughout the world. For example, the Fund could invest in companies organized or located in multiple countries outside the United States or doing a substantial amount of business in multiple countries outside the United States. See Investment Company Names, Investment Company Act Release No. 24828, at n. 42 (Jan. 17, 2001).

Response: The Fund has revised the strategy disclosure in the Additional Information About Fund Investment Objectives, Strategies, and Risks—Strategies section as follows:

The JOHCM Global Select Fund invests primarily in equity securities of U.S. and foreign companies, including common and preferred stock, rights, and warrants. The Fund can invest without limit in foreign securities and can invest in any country, including countries with developing or emerging markets. The Fund normally will invest in investments located in at least three countries (one of which may be the United States) with at least 40% of its assets invested in companies located in countries other than the U.S., provided that the Fund reserves the right to invest as little as 30% of its assets in companies located outside the U.S. when market conditions are unfavorable.

The Trust also has added the following disclosure as a new sub-section under Additional Information About Fund Investment Objectives, Strategies, and Risks—Strategies, applicable to each of the Funds:

Location of Issuers

A number of the Funds’ policies are determined by reference to whether an issuer is “located in” a particular country or group of countries or whether the issuer is located outside the U.S. more generally. In determining where an issuer is located for these purposes the Adviser will consider a number of factors, including but not limited to:

•	the markets in which the issuer’s securities are principally traded;

•	where the issuer’s headquarters, principal offices or operations are located;

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•	where the issuer is organized;

•	the percentage of the issuer’s revenues or profits derived from goods produced or sold, investments made, or services performed in the relevant country;

•	the Adviser’s own internal analysis; and

•	information provided by third party data analytics service providers.

No single factor will necessarily be determinative nor must all factors be present for the Adviser to determine where an issuer is located. The Adviser may weigh these factors differently with respect to different geographic policies, different countries or different series of the Trust. The categorization for compliance testing purposes may differ from how different portfolio managers, investment professionals, or third parties assign the location of individual issuers.

15. Comment: In Principal Investment Risks on page 6, please disclose the risks associated with a GARP investment strategy, as well as the risks associated with investment in preferred securities and rights and warrants.

Response: With respect to the risks associated with a GARP investment strategy, the Fund has added the language described in Comment 13 above to the disclosure under the Principal Investment Risks section as follows:

Growth Stock Risk. The prices of growth stocks may be based largely on expectations of future earnings, and their prices can decline rapidly and significantly in reaction to negative news. Growth stocks may underperform stocks in other broad style categories (and the stock market as a whole) over a short or long period of time and may shift in and out of favor with investors generally, sometimes rapidly, depending on changes in market, economic, and other factors. GARP investing involves buying stocks that the Adviser believes have reasonable price/earnings ratios in relation to the relevant company’s current or expected future earnings growth rate. To the extent the Fund uses a GARP investing strategy, the Fund’s performance may be adversely affected when stocks preferred by a GARP investing strategy underperform or are not favored by investors in prevailing market and economic conditions.

The revisions the Fund has made to the disclosures under Additional Information About Fund Investment Objectives, Strategies, and Risks—Investment Risks—Equity Securities Risk and Additional Information About Fund Investment Objectives, Strategies, and Risks—Investment Risks—Growth Stock Risk as described in Comments 4 and 13, respectively, address the risks associated with the Fund’s investments in rights and warrants and use of a GARP strategy. With respect to the Fund’s investments in preferred securities, the Fund respectfully submits that the disclosure under Additional Information About Fund Investment Objectives, Strategies, and Risks—Investment Risks—Preferred Stock Risk addresses the risks associated with investments in preferred securities.

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JOHCM International Select Fund

16. Comment: On page 8, in Principal Investment Strategy, the disclosure states “The Fund invests, under normal market conditions, primarily in equity securities of companies headquartered outside the United States… [emphasis added].” Please explain to us in correspondence how the Fund, by investing in companies headquartered outside the U.S., is making investments tied economically to a number of countries throughout the world (i.e., if a company is headquartered in a country, is it economically tied to that country?).

Response: The Fund has revised the disclosure in question as follows:

The Fund invests, under normal market conditions, primarily in equity securities of companies ~~headquartered~~located outside the United States, including those located in emerging market countries. The Fund may invest in foreign companies of any size, including small- and mid-capitalization companies, in order to achieve its objective.

The Fund notes that the additional disclosure described in the response to Comment 14 applies to this Fund as well and provide further detail regarding the how the Fund interprets an issuer’s location for purposes of this investment test.

17. Comment: In the first paragraph on page 9, the disclosure states “The Fund utilizes a core style with a modest growth tilt… .” Please clarify, in plain English, what this means.

Response: The Fund has revised the sentence in question as follows:

The Fund utilizes a core style with a modest growth tilt (growth at a reasonable price, or “GARP”) over all capitalization ranges, which means that the Fund generally invests in larger, more established companies, but would expect to invest a somewhat greater portion of its assets in smaller, growth companies than a typical large-cap mutual fund.

18. Comment: On page 9, in Principal Investment Risks, the risk Investment Company Risk discloses the risks associated with investments in other funds. Will the Fund invest in other investment companies as a principal investment strategy? If so, please disclose these investments in Principal Investment Strategy, including the specific types of funds the Fund will invest in. If investment in other funds is not a principal investment strategy of the Fund, please move this risk to the SAI.

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Response: The Fund does not expect that its investments in other investment companies will rise to the level of a principal investment strategy. As such, the Fund has moved the Investment Company Risk disclosure to the SAI.

19. Comment: Also in Principal Investment Risks on page 9, please disclose the risks associated with a GARP investment strategy, as well as the risks associated with investment in preferred securities and rights and warrants.

Response: In response to this comment, the Fund has made the same disclosure changes described in response to Comment 15 above.

JOHCM International Small Cap Equity Fund

20. Comment: In the last paragraph on page 11, in Principal Investment Strategy, the disclosure states “The Fund may invest in securities convertible into… securities [included in the Fund’s 80% test] (including Depositary Receipts), and investment companies that invest in the types of securities in which the Fund would normally invest.” Please address the following comments regarding this disclosure:

a.

Will investment in convertible securities include contingent convertibles? If so, please disclose so and provide appropriate risk disclosure. Please also inform us in correspondence the amount the Fund will invest in contingent convertible securities. We may have further comments.

b.	Will the Fund invest in unsponsored Depositary Receipts as a principal investment strategy? If so, disclose so and provide appropriate risk disclosure.

c.

This disclosure states that the Fund’s investments in investment companies are in the “types of securities in which the Fund would normally invest.” Please disclose that these securities have economic characteristics similar to small cap equities.

d.	Please disclose the types of investment companies in which the Fund will invest.

Response: With respect to Comment 20(a), the Fund does not expect to invest in contingent convertible securities.

With respect to Comment 20(b), the Fund does not intend to invest in unsponsored Depositary Receipts as part of its principal investment strategy.

January 26, 2021

With respect to Comment 20(c), the Fund has revised the sentence in question as follows:

The Fund may invest in securities convertible into such securities (including Depositary Receipts), and investment companies , including registered open-end funds, registered exchange-traded funds, non-U.S. public funds and U.S. or non-U.S. unregistered private funds, that invest in the types of securities in which the Fund would normally invest, which have economic characteristics similar to small cap equity securities and, in the case of investment companies, the same operating quality and growth characteristics as the Fund’s other portfolio holdings.

With respect to Comment 20(d), the Fund has revised its disclosure to reflect that it expects to invest in investment companies, which may include registered open-end funds, registered exchange-traded funds, non-U.S. public funds and U.S. or non-U.S. unregistered private funds, that have the same operating quality and growth characteristics as the Fund’s other portfolio holdings.

21. Comment: In Principal Investment Strategy, in the first paragraph on page 12, the disclosure states that the Fund considers a company to be based outside the United States if it simply is “legally domiciled outside the United States”. Please explain to us in correspondence why a company legally domiciled in a country without additional economic connections should be deemed to be economically tied to that country.

Response: The Fund has revised the disclosure in question as follows, to align with the revisions described in the responses to Comments 14 and 16 above:

The Fund invests, under normal circumstances, at least 80% of its assets (net assets plus the amount of borrowings for investment purposes) in equity securities such as common stocks, preferred stock, rights, and warrants issued by small companies that are ~~based~~located outside the United States, including companies located in emerging and frontier as well as in developed markets.

The Fund notes that the additional disclosure described in the response to Comment 14 applies to this Fund as well and provide further detail regarding the how the Fund interprets an issuer’s location for purposes of this investment test.

22. Comment: In Principal Investment Strategy, please disclose how the Fund assesses various investments in order to make investment decisions towards achieving its objective. In doing so, please consider disclosing here some of the language disclosed on page 33 concerning the Fund. Please also disclose any material portfolio construction parameters the Fund uses.

Response: The Fund has revised the Principal Investment Strategy disclosure as follows:

The Fund invests, under normal circumstances, at least 80% of its assets (net assets plus the amount of borrowings for investment purposes) in equity securities such as common stocks, preferred stock, rights, and warrants issued by small companies that are based outside the United States, including companies in emerging and frontier as well as in developed markets. The Fund may invest in securities convertible into such securities (including Depositary Receipts), and investment companies that

January 26, 2021

invest in the types of securities in which the Fund would normally invest. The Fund utilizes a bottom-up, business-focused approach based on careful study of individual companies and their competitive dynamics of the industries in which they participate. The Adviser strives to identify companies that are well managed, financially sound, fast growing, and strongly competitive and whose shares are underpriced relative to their intrinsic value. Under normal circumstances, the Fund will hold 70-80 investments across at least 12 countries.

23. Comment: On page 12, in Principal Investment Risks, please disclose the risks associated with investment in other investment companies. These should include the risks of investing in each particular type of investment company that is a principal investment of the Fund. Please also disclose the risks associated with investment in preferred securities and rights and warrants.

Response: The Fund has added the following disclosure under the Principal Investment Risks section:

Investment Company Risk. Shareholders in the Fund will indirectly bear fees and expenses charged by the underlying investment companies in which the Fund invests in addition to the Fund’s direct fees and expenses. Investments in other funds also may increase the amount of taxes payable by investors in the Fund.

The Fund does not intend to invest in any particular type of investment company to the level of a principal investment strategy.

With respect to the Fund’s investments in rights and warrants, please refer to the Trust’s response to Comment 4 above regarding revisions to Equity Securities Risk. With respect to the Fund’s investments in preferred securities, the Fund respectfully submits that the disclosure under Additional Information About Fund Investment Objectives, Strategies, and Risks—Investment Risks—Preferred Stock Risk addresses the risks associated with investments in preferred securities.

JOHCM Emerging Markets Small Mid Cap Equity Fund

24. Comment: On page 15, in Principal Investment Strategy, the disclosure states that the Fund will include in its 80% test, as a sole criteria, small and medium capitalization companies “that are listed in,” emerging markets. Please explain to us in correspondence why a company listed in a country without additional economic connections should be deemed to be economically tied to that country. In addition, please address how the adviser considers overall market liquidity and information availability with respect to small and medium capitalization companies listed in emerging markets from a liquidity and valuation standpoint.

January 26, 2021

Response: The Fund has revised the disclosure in question as follows:

The Fund invests, under normal circumstances, at least 80% of its assets (net assets plus the amount of borrowings for investment purposes) in equity securities issued by small and medium capitalization companies that are ~~listed in, or whose principal business activities are~~located in~~,~~ emerging markets, including frontier markets.

The Fund notes that the additional disclosure described in the response to Comment 14 applies to this Fund as well and provides further detail regarding the how the Fund interprets an issuer’s location for purposes of this investment test.

With respect to liquidity and valuation issues presented by small and medium capitalization companies located in emerging markets, the Fund has revised its risk disclosure related to foreign and emerging markets in the manner described in response to Comment 11 above and has also revised its disclosure under Additional Information About Fund Investment Objectives, Strategies, and Risks—Strategies as follows:

Utilizing a disciplined fundamental bottom-up research approach, the Adviser aims to identify inefficiently priced smaller-capitalization companies that demonstrate the following positive characteristics: (1) niche players with little competition and high margins; (2) fast growing, flexible and responsive to changes; (3) able to achieve incremental gains in market share; and (4) success is strongly influenced by management. In selecting companies for investment, the Adviser also considers the investment risks associated with the liquidity of the company’s stock, taking into account the depth of the trading market for the company’s shares, and how reliable the company’s reporting, particularly its financial reporting appears to be.

25. Comment: For this Fund, please address the comments outlined in #22 and #23 above.

Response: With respect to the requested revisions described in Comment 22, the Fund has revised the Principal Investment Strategy disclosure as follows:

The Fund invests, under normal circumstances, at least 80% of its assets (net assets plus the amount of borrowings for investment purposes) in equity securities issued by small and medium capitalization companies that are listed in, or whose principal business activities are located in, emerging markets, including frontier markets. Equity securities include common and preferred stocks, rights, and warrants. The Fund may invest in securities convertible into such securities (including Depositary Receipts), and investment companies that invest in the types of securities in which the Fund would normally invest. The Fund utilizes a bottom-up, business-focused approach based on careful study of individual companies and their competitive dynamics of the industries in which they participate. The Adviser strives to identify companies that are well managed, financially sound, fast growing, and strongly competitive and whose shares are underpriced relative to their intrinsic value.

January 26, 2021

Emerging market countries are those countries included in the MSCI Emerging Markets Index and MSCI Frontier Markets Index, countries with low to middle-income economies according to the International Bank for Reconstruction and Development (more commonly referred to as the World Bank), and other countries with similar emerging market characteristics. Frontier markets are generally smaller, less liquid, and less developed than emerging markets.

With respect to the requested revisions described in Comment 23 regarding the risks associated with investments in investment companies, the Fund respectfully submits that the Principal Investment Risks section already includes disclosure regarding Investment Company Risk, and that the Fund does not intend to invest in any particular type of investment company to the level of a principal investment strategy.

With respect to the requested revisions described in Comment 23 regarding the risks associated with investments in rights and warranties, please refer to the Trust’s response to Comment 4 above regarding revisions to Equity Securities Risk. With respect to the Fund’s investments in preferred securities, the Fund respectfully submits that the disclosure under Additional Information About Fund Investment Objectives, Strategies, and Risks—Investment Risks—Preferred Stock Risk addresses the risks associated with investments in preferred securities.

26. Comment: In Principal Investment Risks, please address the comment outlined in #12 above concerning Geographic Concentration Risk.

Response: The Fund has made the same changes to the disclosure under Geographic Concentration Risk as are described in the response to Comment 12, as follows:

To the extent the Fund ~~concentrates~~focuses its assets in a particular country or region, the Fund is more vulnerable to financial, economic, or other political developments in that country or region as compared to a fund that does not ~~concentrate~~focus on holdings in a particular country or region.

With respect to the second portion of the comment, the Fund will add the following disclosure to the Principal Investment Strategy section:

The Fund may invest a significant portion of its assets in investments located in one country or a small number of countries. These countries may change from time to time.

In light of the predecessor Fund’s current portfolio holdings, the Fund has added, in addition to the China Risk and South Korea Risk disclosure described in the response to Comment 12, the following disclosure to the Additional Information About Fund Investment Objectives, Strategies, and Risks—Investment Risks section:

January 26, 2021

Taiwan Risk. The economy of Taiwan is heavily dependent on exports. Currency fluctuations, increasing competition from Asia’s other emerge economies, and conditions that weaken demand for Taiwan’s export products worldwide could have a negative impact on the Taiwanese economy as a whole, and may impact a Fund’s performance to the extent the Fund invests in such securities. Additionally, a disruption in Taiwan’s exports could also result in broader negative economic impacts with respect to those industries and countries that rely upon them. Concerns over Taiwan’s history of political contention and its current relationship with China may also have a significant impact on the economy of Taiwan.

27. Comment: On page 16, Participatory Notes Risk is included in Principal Investment Risks. Please disclose the Fund’s investment in P-notes in Principal Investment Strategy and please describe what these investments are in the disclosure.

Response: The Fund has added the following disclosure under Principal Investment Strategy:

In addition, the Fund may invest in participatory notes. Participatory notes (commonly known as “P-notes”) are instruments that provide exposure to, primarily, equity securities of issuers listed on a foreign exchange and are typically used when a direct investment in the underlying security is either unpermitted, restricted or uneconomical due to country-specific regulations or other restrictions. P-notes are typically issued by institutional investors that are registered with the relevant regulator in the non-U.S. country where the exchange for the underlying securities sits. In the case of India, which currently represents most or all of the Funds’ private investments, institutional investors registered with the Securities and Exchange Board of India issue P-notes to overseas investors who wish to invest in the Indian stock market without themselves registering with the Securities and Exchange Board of India.

28. Comment: On page 16, Portfolio Turnover Risk is included in Principal Investment Risks. Please disclose active trading and high portfolio turnover as an investment strategy in Principal Investment Strategy.

Response: The Fund does not intend to pursue active trading and high portfolio turnover as a principal investment strategy, and so respectfully declines to make the requested revision. The Fund respectfully submits that the disclosure in question simply refers to an outcome that may result from certain economic and market conditions.

January 26, 2021

JOHCM International Opportunities Fund

29. Comment: On page 18, in the Fund’s Investment Objective, please delete the phrase “by investing in a concentrated portfolio of international equity securities,” as this describes the Fund’s strategy, not its objective.

Response: The Fund respectfully declines to make the requested change. Item 2 of Form N-1A states that a “Fund also may identify its type or category (e.g., that it is a Money Market Fund or a balanced fund).” The Fund respectfully submits that the referenced disclosure helps to identify the Fund’s type (i.e., one that invests principally in international equity securities), and that other registrants commonly include similar high-level language in the Investment Objective section. See, e.g., DoubleLine Income Fund, File Nos. 333-164298, 811-22378 (“The Fund’s investment objective is to maximize total return through investment principally in income-producing securities.”) and Lord Abbett Developing Growth Fund, File Nos. 002-62797, 811-02871 (“The Fund’s investment objective is long-term growth of capital through a diversified and actively managed portfolio consisting of developing growth companies, many of which are traded over the counter.”).

30. Comment: On page 19, the disclosure in the first line of the first paragraph of Principal Investment Strategy states that the Fund invests “primarily in equity securities of companies headquartered outside the United States.” With respect to this disclosure, please address the comment outlined above in #16.

Response: The Fund has revised the disclosure in question as follows, to align with the revisions described in the responses to Comments 14, 16, 21, and 24 above:

The Fund invests, under normal market conditions, primarily in equity securities of companies located outside the United States, including those ~~headquartered~~located in emerging market countries. The Fund may invest in foreign companies of any size, including small- and mid-capitalization companies, in order to achieve its objective.

The Fund notes that the additional disclosure described in the response to Comment 14 applies to this Fund as well and provide further detail regarding the how the Fund interprets an issuer’s location for purposes of this investment test.

31. Comment: On page 19, with respect to the disclosure in the second paragraph of Principal Investment Strategy, please address the following comments:

a.	In the first line, the disclosure uses the term “risk-adjusted”. Please explain in the disclosure what this term means.

b.

In the second line of the paragraph, the disclosure refers to the Fund having a “concentrated” portfolio. As the Fund is not concentrated as that term is contemplated in the 1940 Act, to avoid confusion, please omit or replace this term here. Please make corresponding changes throughout the Prospectus, including in the first paragraph on page 32.

January 26, 2021

c.

In the penultimate line, the disclosure states “The Adviser prioritizes companies that are able to reliably generate cash flow and reinvest it at high marginal returns in order to grow their intrinsic value.” Please revise this disclosure in plain English. In doing so, please explain what “intrinsic value” is. In general, please avoid technical and complex language.

Response: With respect to Comment 31(a), the Fund has added the following disclosure to the Principal Investment Strategy section:

The Adviser evaluates “risk-adjusted” returns by beginning with the absolute return on an investment and adjusting it to take into account the degree of risk the Fund takes on to achieve that return. In assessing the risk associated with an investment, the Adviser may use a range of metrics and factors, including the volatility of the price of an investment over time.

With respect to Comment 31(b), the Fund has deleted the references to “concentrated.”

With respect to Comment 31(c), the Fund has revised the language in question as follows:

The Adviser prioritizes companies that it believes can generate cash ~~are able to~~profits reliably over many years ~~generate cash flow~~and have opportunities to reinvest ~~it~~some of those profits at high ~~marginal~~rates of return~~s~~ in order to grow ~~their intrinsic value~~the future earnings power and the value of the business.

32. Comment: On page 20, in Principal Investment Risks, please address the comment outlined in #12 above concerning Geographic Concentration Risk. Please also disclose the risks associated with investment in preferred securities and rights and warrants.

Response: The Fund has made the same changes to the disclosure under Geographic Concentration Risk as are described in the response to Comment 12, as follows:

To the extent the Fund ~~concentrates~~focuses its assets in a particular country or region, the Fund is more vulnerable to financial, economic, or other political developments in that country or region as compared to a fund that does not ~~concentrate~~focus on holdings in a particular country or region.

With respect to the second portion of Comment 12, the Fund will add the following disclosure to the Principal Investment Strategy section:

The Fund may invest a significant portion of its assets in investments located in one country or a small number of countries. These countries may change from time to time.

January 26, 2021

In light of the predecessor Fund’s current portfolio holdings, the Fund has added the following disclosure to the Additional Information About Fund Investment Objectives, Strategies, and Risks—Investment Risks section:

Japan Risk. The Japanese economy may be subject to economic, political and social instability, which could have a negative impact on Japanese securities, and may impact a Fund’s performance to the extent it invests in such securities. In the past, Japan’s economic growth rate has remained relatively low, and it may remain low in the future. At times, the Japanese economy has been adversely impacted by government intervention and protectionism, changes in its labor market, and an unstable financial services sector. International trade, government support of the financial services sector and other troubled sectors, government policy, natural disasters and/or geopolitical developments could significantly affect the Japanese economy. A significant portion of Japan’s trade is conducted with developing nations and can be affected by conditions in these nations or by currency fluctuations. Japan is an island state with few natural resources and limited land area and is reliant on imports for its commodity needs. Any fluctuations or shortages in the commodity markets could have a negative impact on the Japanese economy.

United Kingdom Investments Risk—The United Kingdom has one of the largest economies in Europe and is heavily dependent on trade with the European Union, and to a lesser extent the United States and China. As a result, the British economy may be impacted by changes to the economic condition of the United States, China and other European countries. The British economy relies heavily on the export of financial services to the United States and other European countries and, therefore, a prolonged slowdown in the financial services sector may have a negative impact on the British economy, as well as on a Fund, to the extent the Fund invests in investments located in the United Kingdom. Furthermore, the United Kingdom voted via referendum to leave the European Union (“Brexit”). After years of negotiations, a trade agreement between the United Kingdom and the European Union became effective on January 1, 2021. The impact of Brexit on the economies of the United Kingdom and its trading partners is still uncertain.

With respect to the Fund’s investments in rights and warrants, please refer to the Trust’s response to Comment 4 above regarding revisions to Equity Securities Risk.

JOHCM Global Income Builder Fund

33. Comment: On page 23, in Principal Investment Strategy, the disclosure states that the Fund will invest in convertible bonds. Will these convertible securities include contingent convertibles? If so, please disclose so and provide appropriate risk disclosure. Please also inform us in correspondence the amount the Fund will invest in these securities. We may have further comments.

January 26, 2021

Response: The Fund has revised the disclosure under both the Principal Investment Strategy and Additional Information About Fund Investment Objectives, Strategies, and Risks—Strategies sections to clarify that investments in convertible securities may include contingent convertibles. The Fund anticipates that it may invest up to 10% of its assets in contingent convertible securities. The Fund also has revised the disclosure under Principal Investment Risks—Convertible Securities Risk as follows:

Convertible Securities Risk. Convertible securities are hybrid securities that have characteristics of both fixed income and equity securities and are subject to risks associated with both fixed income and equity securities. Certain “triggering events” may cause the Fund to lose the principal amount invested in a contingent convertible security and coupon payments on contingent convertible securities may be discretionary and cancelled by the issuer. Due to these factors, the value of contingent convertible securities is unpredictable, and holders of contingent convertible securities may suffer a loss of capital when comparable equity holders do not.

JOHCM Credit Income Fund

34. Comment: On page 28, in the third line of the first paragraph of Principal Investment Strategy, the disclosure indicates that the Fund will invest in contingent convertible bonds. Please provide a description of these securities here. In addition, please consider any additional disclosure that may be appropriate, the location and type of which may depend on, among other things, the extent to which the fund invests in contingent convertible bonds, and the characteristics of the securities (e.g., the credit quality, conversion triggers). Please also inform us in correspondence of the amount the Fund intends to invest in these securities.

Response: The Fund anticipates that it may invest up to 20% of its assets in contingent convertible securities. The Fund has added the following disclosure to the Principal Investment Strategy section:

The Funds may invest in contingent securities structured as contingent convertible securities also known as “CoCos.” A contingent convertible security is a hybrid debt security either convertible into equity at a predetermined share price or written down in value based on the specific terms of the individual security if a pre-specified trigger event occurs (the “Trigger Event”), such as a decline in the issuer’s capital below a specified threshold or increase in the issuer’s risk-weighted assets. Unlike traditional convertible securities, the conversion of a contingent convertible security from debt to equity is “contingent” and will occur only in the case of a Trigger Event. Due to uncertainty surrounding coupon payments, contingent convertible securities may be volatile and their price may decline rapidly in the event that

January 26, 2021

coupon payments are suspended. Contingent convertible securities typically are structurally subordinated to traditional convertible bonds in the issuer’s capital structure, and in certain scenarios, investors in contingent convertible securities may suffer a loss of capital ahead of equity holders or when equity holders do not.

35. Comment: In this paragraph, the disclosure indicates that the Fund will invest in depositary receipts. Will these include unsponsored ADRs? If so, disclose so and provide appropriate risk disclosure.

Response: The Fund intends to retain the flexibility to invest in unsponsored Depositary Receipts (including ADRs), though not necessarily to the level of a principal investment strategy. The Fund has added the following subsection under Additional Information About Fund Investment Objectives, Strategies, and Risks—Investment Risks—Equity Securities Risk in response to this comment:

Depositary Receipts. Depositary receipts may be sponsored or unsponsored. Although the two types of depositary receipt facilities are similar, there are differences regarding a holder’s rights and obligations and the practices of market participants. With sponsored facilities, the underlying issuer typically bears some of the costs of the depositary receipts (such as dividend payment fees of the depositary), although most sponsored depositary receipt holders may bear costs such as deposit and withdrawal fees. Depositaries of most sponsored depositary receipts agree to distribute notices of shareholder meetings, voting instructions, and other shareholder communications and financial information to the depositary receipt holders at the underlying issuer’s request. Holders of unsponsored depositary receipts generally bear all the costs of the facility. The depositary usually charges fees upon the deposit and withdrawal of the underlying securities, the conversion of dividends into U.S. dollars or other currency, the disposition of non-cash distributions, and the performance of other services. The depositary of an unsponsored facility frequently is under no obligation to distribute shareholder communications received from the underlying issuer or to pass through voting rights with respect to the underlying securities to depositary receipt holders.

36. Comment: On page 29, in Principal Investment Risks, Sector Risk, the disclosure states “The Fund may focus its investments in securities of a particular sector.” If the Fund intends to focus investment in a specific sector, disclose so and disclose the risks associated with investment in that sector.

Response: The Fund does not intend to target any particular sector to the level of a principal investment strategy, and so respectfully declines to add the requested disclosure.

January 26, 2021

37. Comment: On page 29, in addition to the disclosure in CLO Risk, please also disclose, where appropriate in the Prospectus, that it may take longer than 7 days for transactions in leveraged loans to settle, and, accordingly, it could take the Fund significant time to get its money after selling its investment. Please also address how the Fund intends to meet any short-term liquidity needs which may arise as a result of this lengthy settlement period.

Response: The Fund has revised CLO Risk as follows:

CLO Risk. Collateralized loan obligations (“CLOs”) issue classes or “tranches” that vary in risk and yield and may experience substantial losses due to actual defaults, decrease of market value due to collateral defaults and removal of subordinate tranches, market anticipation of defaults and investor aversion to CLO securities as a class. The risks of investing in CLOs depends largely on the tranche and the type of the underlying debts and loans in the tranche. Investments in subordinate tranches may carry greater risk. CLOs also carry risks including, but not limited to, interest rate risk and credit risk. Because the underlying assets in CLOs are loans, in the event an underlying loan is subject to liquidity risks such as the risk of extended settlement, investments in the corresponding CLOs may be indirectly subject to the same risks.

With respect to potential short-term liquidity needs, the Fund intends to utilize its revolving credit facility with Northern Trust, as described under Additional Information About Fund Investment Objectives, Strategies, and Risks—Strategies—Line of Credit and Borrowings, to meet any short-term liquidity needs. The Fund respectfully submits that the Trust’s management of liquidity risks and establishment of a liquidity risk management program is adequately discussed under Additional Information About the Funds’ Investments and Risks—Investment Strategies and Risks—Illiquid Securities in the SAI.

Additional Information about Fund Investment Objectives, Strategies and Risks

38. Comment: On page 32, Investment Objective, if the Funds’ investment objectives may be changed without shareholder approval, please disclose so.

Response: The Trust has added the following sentence to the end of the first paragraph in the referenced section:

Each Fund’s investment objective may be changed without shareholder approval.

39. Comment: Please revise the first paragraph under Strategies on page 32 to disclose that you will provide investors with at least 60 days prior notice of any changes to a Fund’s 80% policy.

Response: The Trust has made the requested change.

January 26, 2021

Management of the Funds

40. Comment: On page 48, in Compensation to Financial Intermediaries, the disclosure states that “it is expected that Institutional Class, Advisor Class and Investor Class shares of the Funds will make payments, or reimburse the Adviser or its affiliates for payments they make, to financial intermediaries [for sub-transfer agency or sub-TA services].” Please confirm in correspondence that these fees are approved by the Funds’ boards.

Response: The Trust confirms that the board of the Trust has approved the agreements under which the Funds are obligated to make the payments in question and imposes controls on the amounts borne by the funds for such services.

Statement of Additional Information

41. Comment: On page 19, disclosure following the Funds’ fundamental restrictions states “With respect to the percentages adopted by the Trust as maximum limitations on its investment policies and limitations, an excess above the fixed percentage will not be a violation of the policy or limitation unless the excess results immediately and directly from the acquisition of any security or the action taken.” Please disclose that this policy does not apply to restrictions on borrowing in the 1940 Act and each Funds’ policy to invest no more than 15% of net assets in illiquid securities.

Response: The Trust acknowledges that the policy in question does not apply to the Funds’ restrictions on borrowing and investments in illiquid securities and has revised the sentence as follows:

Except as otherwise required by applicable law, w~~W~~ith respect to the percentages adopted by the Trust as maximum limitations on its investment policies and limitations, an excess above the fixed percentage will not be a violation of the policy or limitation unless the excess results immediately and directly from the acquisition of any security or the action taken.

* * * * *

Please feel free to contact me at 617-235-4732 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Very truly yours,

/s/ Christopher Labosky

Christopher Labosky

January 26, 2021

cc:	Jonathan Weitz, President of the Trust

Mary Lomasney, Chief Compliance Officer of the Trust

George B. Raine, Ropes & Gray LLP

Jay Williamson, Securities and Exchange Commission